Exhibit 99.1
Response to Press Report

On December 21, 2022, In response to press report regarding Jeju Bank (subsidiary of SFG), the The Maeil Business news reported on the surge in stock prices due to the rumor of the conversion of internet-only bank and sale of shares in Jeju Bank. In this regard, Shinhan Finance Group informs that the corresponding contents are not true.